SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2004

Commission File Number 1-14858

CGI Group Inc.
(Translation of Registrant’s Name Into English)

1130 Sherbrooke Street West
5th Floor
Montréal, Québec
Canada H3A 2M8
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    Form 40-F |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No |X|

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

Enclosure: Press Release dated February 11, 2004.

This Form 6-K shall be deemed incorporated by reference in the Registrant's Registration Statement on Form S-8, Reg. Nos. 333-13350, 333-66044, 333-74932 and 333-112021.

PRESS RELEASE	FOR IMMEDIATE RELEASE

Emera selects CGI as IT partner

Halifax, Nova Scotia, February 11, 2004 – CGI Group Inc. (CGI) (TSX: GIB.A; NYSE: GIB;), a global leader in information technology (IT) and business process services today announced the signing of a seven-year, CDN$39.3 million outsourcing contract with Emera Inc.‘s (TSX: EMA) two wholly-owned subsidiaries – Nova Scotia Power and Bangor Hydro-Electric. As part of this agreement, CGI will assume responsibility for all infrastructure services including data centre, help desk, network and desktop services. Emera is an energy company operating in Northeastern North America.

“Nova Scotia Power and Bangor Hydro-Electric are regulated utilities that need to reliably deliver electricity to our customers at the best possible price. To do this, we need to continuously seek ways to be more efficient. We believe we have found an IT partner with the expertise to very quickly provide us with the kind of solutions that we need,” said Chris Huskilson, chief operating officer of Emera.

Michael Roach, CGI’s president and chief operating officer added: “We are pleased to welcome Nova Scotia Power and Bangor Hydro-Electric as new clients. Our goal is to work together to enhance their existing IT capability by streamlining their operations ultimately resulting in improved competitiveness. We are committed to growing our presence in Nova Scotia and this win clearly represents a solid step forward in our efforts to further expand our services in Halifax.”

CGI employs over 350 professionals in Atlantic Canada most of whom are dedicated to clients in the insurance, government, utilities and financial/credit union sectors. In Atlantic Canada, CGI has created a niche with its single-window-access solution (government-on-line), component based development, services to credit unions and project management expertise. CGI has offices in Halifax, Saint John and Fredericton.

About CGI
Founded in 1976, CGI is among the largest independent information technology and business process services firms in North America. CGI and its affiliated companies employ approximately 20,000 professionals. CGI provides end-to-end IT and business process services to clients worldwide from offices in Canada, the United States, Europe and centers of excellence in India. CGI’s annualized revenue run rate is currently CDN$2.8 billion (US$2.1 billion) and at December 31, 2003, CGI’s order backlog was CDN$12.2 billion (US$9.3 billion). CGI’s shares are listed on the TSX (GIB.A) and the NYSE (GIB) and are included in the S&P/TSX Composite Index as well as the S&P/TSX Capped Information Technology and MidCap Indices. Website: www.cgi.com.

About Emera Inc.
Emera Inc. (EMA-TSX) is a diversified energy and services company with 570,000 customers and $4.0 billion in assets. The company has two wholly-owned regulated electric utility subsidiaries, Nova Scotia Power Inc. and Bangor Hydro-Electric Company. Nova Scotia Power supplies over 95% of the electric generation, transmission and distribution in Nova Scotia. Bangor Hydro provides electricity transmission and distribution service to 110,000 customers in eastern Maine. It is a member of the New England Power Pool, and is interconnected with the other New England utilities to the south and with New Brunswick Power to the north. In addition, Emera Energy incorporates Emera’s 12.5% interest in the Maritimes & Northeast Pipeline, which delivers Sable natural gas to markets in Maritime Canada and the northeastern

United States; and Emera Energy Services, Emera Fuels, and Emera’s business development activities.

Forward-Looking Statements
All statements in this press release that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. These statements represent CGI Group Inc.‘s intentions, plans, expectations, and beliefs, and are subject to risks, uncertainties, and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements.

These factors include and are not restricted to the timing and size of contracts, acquisitions and other corporate developments; the ability to attract and retain qualified employees; market competition in the rapidly-evolving information technology industry; general economic and business conditions, foreign exchange and other risks identified in the Management’s Discussion and Analysis (MD&A) in CGI Group Inc.‘s Annual Report or Form 40-F filed with the SEC, the Company’s Annual Information Form filed with the Canadian securities authorities, as well as assumptions regarding the foregoing. The words “believe”, “estimate”, “expect”, “intend”, “anticipate”, “foresee”, “plan”, and similar expressions and variations thereof, identify certain of such forward-looking statements, which speak only as of the date on which they are made. In particular, statements relating to future revenue from outsourcing contracts are forward-looking statements. CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements.

For more information:
CGI
Investor relations
Julie Creed, vice-president, investor relations
(312) 201-4803

Ronald White, director, investor relations
(514) 841-3230

Media Relations
Eileen Murphy, director, media relations
(514) 841-3430

Emera Inc.
Media relations
Margaret Murphy, manager, public affairs
(902) 428-6436

SIGNATURES

       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CGI GROUP INC. (Registrant)
Date: February 11, 2004	By /s/ Paule Doré Name: Paule Doré Title: Executive Vice-President and Chief Corporate Officer and Secretary